FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number:  000-27346

TRIPLE P N.V.

(Translation of registrant’s name into English)

Ir. D.S. Tuynmanweg 10,

4131 PN Vianen, The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

On December 17, 2004, the Supervisory Board of Triple P N.V. (the “Company”) approved the dismissal of Ernst & Young Accountants (“Ernst & Young”) as the Company’s independent registered accounting firm following the fiscal year 2003 audit, and Ernst & Young was immediately notified of its dismissal.  On December 17, 2004, the Supervisory Board also approved the engagement of Deloitte Accountants B.V. (“Deloitte”) as the new independent registered accounting firm for the Company for the fiscal year 2004 audit.  The change is the result of a competitive bidding process initiated by the Company as part of its ongoing efforts to reduce expenses.  The decision to change independent accountants was recommended by the Company’s Management Board.

Ernst & Young’s reports on the Company’s consolidated financial statements for each of the years ended December 31, 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2003 and 2002 and the subsequent interim period ended December 17, 2004, the effective date of dismissal, there were no (1) disagreements with Ernst & Young on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreements in connection with Ernst & Young’s report on the Company’s consolidated financial statements for such years, or (2) reportable events.

The Company has not consulted with Deloitte during the last two fiscal years ended December 31, 2003 or 2002 or during the subsequent interim periods from January 1, 2004 through and including December 17, 2004, on either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or any other matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

On May 12, 2005, the Company issued a press release regarding its results of operations for the three months ended March 31, 2005.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on May 12, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.

By:	/s/ Huub Crijns
Name: Huub Crijns
Title: Chief Executive Officer

By:	/s/ Peter Blokhuis
Name: Peter Blokhuis
Title: Concern Controller

Date:  May 27, 2005